December 2, 2015

Via EDGAR and Overnight Courier

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 12, 2015 File No. 000-30141

Dear Ms. Collins:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 4, 2015 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 36

1.
We note your disclosure on page 11 that you are increasingly offering customers subscriptions with interaction-based fees, which could potentially produce greater variability in your revenues. Please tell us the amount of interaction-based, usage-based, or pay for performance revenues for the periods presented. Tell us what consideration was given to separately quantifying fixed subscription revenues and revenues that are variable based on interactions, usage, or transactions to provide users with an understanding of the significance of the potential variability of your revenues. Refer to Item 303(a)(3) and Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:

In response to the Staff’s comment, the percentage of revenue related to interaction-based, usage-based, or pay for performance transactions for the periods presented was approximately 12%. In future filings containing MD&A the Company will include disclosure along the lines of the following to provide enhanced analysis with respect to the factors that most significantly impacted the period-over-period changes in the Company’s revenue:

“Our business revenue [increased] by [__]% to $[_______], for [current period] as compared to [prior period]. Of this [increase], $[______] was attributable to [an increase] in the revenue from existing customers who increased their services in the amount of $[_____], net of cancellations; revenue from new customers in the amount of $[______]; revenue from professional services in the amount of $[______]; and revenue that are variable based on interactions and usage in the amount of $[______].”

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 2, 2015

2.
We note that the consent makes reference to the auditor reports dated March 6, 2015 instead of March 12, 2015. Please amend your filing to include a revised consent that refers to the correct audit report dates.

RESPONSE:

In response to the Staff’s comment, the Company will file a Form 10-K/A that will include a revised consent that refers to the correct audit report dates.

***********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions relating to the foregoing.

Very truly yours, /s/ Daniel R. Murphy Daniel R. Murphy
Chief Financial Officer